On January 15, 2016, purported shareholder William Engel filed a derivative complaint in the Supreme Court of the State of New
York, County of New York, captioned Engel v. Third Avenue
Management LLC et al., Case No. 16-cv-1118 asserting derivative claims on behalf of the Third Avenue Focused Credit Fund.

On April 8, 2016, purported shareholder Avi Wagner filed a complaint in the Delaware Court of Chancery asserting derivative claims on behalf of the Third Avenue Focused Credit Fund against captioned Wagner v. Third Avenue Management LLC, Case No.
CA12184.

On January 27, 2016, a class action complaint was filed in the United States District Court for the Central District of California, styled Tran v. Third Avenue Management LLC et al., Case No. 16-cv-00602. Thereafter three additional complaints were filed in the United States District Court for the Central District of California. On April 12, 2016, the court granted motions to transfer these cases to the Southern District of New York. On May 13, 2016, the Court appointed IBEW Local No. 58 Sound and Communication Division Retirement Plan as lead plaintiff. The matter was recaptioned as In re Third Avenue Management LLC Securities Litigation, Case No. 16-cv-2758. A consolidated amended complaint must be filed by July 12, 2016. Defendants must answer or file a pre-motion letter by August 26, 2016.

The Adviser does not believe these actions will have a material negative impact on the financial statements of the Fund(s).